GREENHUNTER RESOURCES, INC. 1048 Texan Trail Grapevine, Texas 76051

October 22, 2014 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re: GreenHunter Resources, Inc. (the “Company”) Registration Statement on Form S-3, as amended File No. 333-198051

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on October 24, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or desire further information, please contact David E. Morrison of Norton Rose Fulbright at (214) 855-8301.

Signature page follows

Very truly yours, GREENHUNTER RESOURCES, INC. By: /s/ Morgan F. Johnston Name: Morgan F. Johnston Title: Senior Vice President, General Counsel and Secretary